[AIG Letterhead]
June 29, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc.
Registration Statement on Form S-4
Filed March 18, 2009
Amendment No. 1
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158098

Registration Statement on Form S-4
Filed March 17, 2009
Amendment No. 1
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158019
Dear Mr. Riedler:
     On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended, (i) Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-158019) (the “A-6 Registration Statement”), relating to up to $4,000,000,000 of AIG’s 8.175% Series A-6 Junior Subordinated Debentures which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.175% Series A-6 Junior Subordinated Debentures, and (ii) Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-158098) (together with the A-6 Registration Statement, the “Registration Statements,” and each, the “Registration Statement”), relating to up to $3,250,000,000 of AIG’s 8.250% Notes due 2018 which AIG plans to offer in exchange for any and all of its outstanding unregistered 8.250% Notes due 2018.

Securities and Exchange Commission	-2-
     I have been authorized by AIG to request that you take appropriate action to cause each of the above-referenced Registration Statements to become effective on June 30, 2009 at 9:00 a.m. or as soon thereafter as practicable.
      AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon

Kathleen E. Shannon

cc:	Robert W. Reeder III Ann Bailen Fisher (Sullivan & Cromwell LLP)